UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 14f-1

Information Statement under

Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

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Commission File Number: 000-52964

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

(Exact name of Registrant as specified in its charter)

Nevada	84-1426364
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

706 Rildah Circle, Kaysville, UT  84037

(Address of principal executive offices, including zip code)

(801) 628-5555

(Registrant’s telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock of Maple Mountain Pumpkins and Agriculture, Inc. (the “Company”) as of March 2, 2009, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of six new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2009, and mailed to the stockholders on or about March 10, 2009.

CHANGE IN BOARD OF DIRECTORS

On March 2, 2009, we entered into an Agreement Concerning the Exchange of Securities (the “Exchange Agreement”) dated March 2, 2009, by and among the Company, Nouveau Educational Systems, Inc. (“Nouveau”), and its shareholders, in which we have agreed to issue 21,899,000 shares of our Common Stock in exchange for all of the outstanding stock of Nouveau.  The exchange rate for the issuance of our shares will be one-for-one.  In the event that Nouveau shall issue additional shares prior to closing, we have agreed to issue up to an additional 1,101,000 shares at closing in exchange for these additional shares.  We have also agreed to create a series of preferred stock and to issue 3,934,517 shares of the newly created series in a one-for-one exchange for all of the outstanding Nouveau Series A Preferred Stock at closing.  The preferred shares will be convertible into our Common Stock based upon a purchase price of $1.00 per share.   We will also adopt an equity compensation plan and assume all of the then outstanding Nouveau options and substitute them for options to acquire shares of our Common Stock at the rate of one for one.  At closing it is anticipated that Nouveau will have outstanding options to purchase 4,500,000 common shares.  We disclosed the execution of the Exchange Agreement in our Current Report on Form 8-K, which we filed with the SEC on March 6, 2009.

Pursuant to the Exchange Agreement, we will complete a “reverse merger” in which Nouveau will acquire a controlling number of shares of the Company, we will acquire all of the outstanding stock of Nouveau, and Nouveau will become a wholly owned subsidiary of our Company.  Upon completion of the transaction, we will adopt and continue implementing Nouveau’s business plan.  Further, upon completion of the merger, our sole director, who is also our President, Secretary, and Treasurer, will resign and the current officers and directors of Nouveau will be appointed officers and directors of the Company.  The closing of the Exchange Agreement is expected to take place on or before April 1, 2009.   At that time, using funds and a convertible promissory note furnished by Nouveau, we will also acquire and cancel 25,000,000 shares of our Common Stock owned by Mr. Ken Edwards, our President, Secretary, and Treasurer, and by Joseph Nemelka.

Nouveau, doing business as Piccolo International University, is an online provider of postsecondary education services focused on delivering certificates, associates, bachelors and masters degrees to adult students.  The programs focus on niche markets such as digital marketing, real estate investing, small business management and construction management.  By focusing on emerging fields that are not already well served in the higher education space, Nouveau is positioned to separate itself from the growing field of competitors in the online arena.

No vote or other action is required by our stockholders in connection with this information statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On March 2, 2009, we had 26,250,000 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of March 2, 2009, with respect to (a) each of our directors and executive officers, (b) all of the directors and executive officers as a group, and (c) any other person known by us to beneficially own more than five percent of our Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Ken Edwards 706 Rildah Circle Kaysville, UT 84037	16,684,586(3)	63.6%
Executive Officers and Directors as a Group (1 Person)	16,684,586	63.6%
Joseph Nemelka 159 South 975 West Mapleton, UT 84664	8,333,335	31.7%

_________________

(1)  This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D filed with the Securities and Exchange Commission.  Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table.  As of the date of this table, there are no outstanding options or warrants.

(2)  Applicable percentages are based on 26,250,000 shares of our Common Stock outstanding on March 2, 2009.

(3)  Mr. Edwards shares beneficial ownership of 4,168 of these shares with his wife.

CHANGES IN CONTROL

On March 2, 2009, we entered into the Exchange Agreement with Nouveau.  The transaction will result in a change of our management and board of directors and will also result in a change in the controlling shareholders of the Company.  In addition, after the closing of the transaction, there will be significantly more shares of our Common Stock issued and outstanding.

As discussed in “Change in Board of Directors” above and in “Directors and Officers - New Officers and Directors” below, upon the closing of the Exchange Agreement, our sole director, who is also our President, Secretary, and Treasurer, will resign and be replaced by Nouveau current directors and officers.

The following table sets forth certain information regarding our Common Stock expected to be beneficially owned as of the day after the closing of the Exchange Agreement, by each person known to us whom we expect to beneficially own more than 5% of our Common Stock, each newly appointed executive officer and director, and all newly appointed directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
James Piccolo	13,043,110 (3)	50.5%
Laura Palmer Noone	5,398,713 (4)	20.97%
Gloria Zemla	0	*
Dennis Shields	0	*
Margie Traylor	0	*
Hugh McBride	0	*
Sharon Lechter	0	*
Total Directors and Executive Officers as a Group (7 Persons)	18,441,823	71.4%
Robert Snyder	4,292,694	16.6%

___________________

*Less than 1%

(1)  This table is based upon information supplied by the named parties or management of Nouveau.  Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date hereof.

(2)  Applicable percentages are based on 21,899,000 shares of our Common Stock estimated to be outstanding on the day after the closing of the Exchange Agreement.  This percentage does not include any of the 1,101,000 shares which may be issued by Nouveau prior to closing of the Exchange Agreement and exchanged for shares of our Common Stock at closing.

(3) Comprised of 10,016,286 shares of common stock and 872,099 shares of preferred stock convertible into an equal number of common shares and 2,154,725 shares of preferred stock held in the name of Nouveau Riche Corp convertible into an equal number of common shares.  Nouveau Riche Corp. is controlled by Mr. Piccolo.

(4) Consists of 4,491,020 shares of common stock and 907,693 shares of preferred stock convertible into an equal number of shares of common stock.

DIRECTORS AND OFFICERS

Upon the closing of the Exchange Agreement, Ken Edwards will resign as a director, the number of directors will be increased to three persons and James Piccolo, Laura Palmer Noone, and Irvin Wilson will be appointed directors. Additionally, upon completion of the merger, our President, Secretary, and Treasurer shall resign and the current officers of Nouveau shall be appointed as our officers.

The following discussion sets forth information regarding our current officers and directors and our proposed officer and directors after the closing of the Change of Control Agreement.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Black prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers and Directors

The following table sets forth as of March 3, 2009, the name, age, positions, and experience of the sole executive officer and sole director of the Company.

Name	Age	Position(s)	Director Since	Employment Background
Ken Edwards	58	Director, President, Chief Executive Officer, Secretary and Treasurer	2007

Mr. Edwards is employed as compliance manager for NextFitness, Inc., a healthcare and marketing company located in Sandy, Utah.  He is also the sole officer and a director of Booder Corp., Kaysville, Utah, a consulting company he founded in 2006.  He is also the sole officer and director of PSV, Inc., Kaysville Utah, a shell company and the vice president of product development and director of SafeStream, Inc., Bountiful, Utah, a company engaged in Web-based corporate compliance management systems, which he helped found in 2004. From 2003 to 2004 he was an operator of large construction equipment for Staker/Parsons Company, Ogden, Utah. From 2002 to 2003 he was an officer and a Founder of Drug Diagnostics, Inc., Bountiful, Utah.

New Officer and Directors

Upon the effectiveness of the merger, Mr. Edwards will resign as a Director and as President, Secretary, and Treasurer. The following persons will be elected to the offices opposite their name upon the effectiveness of the merger.

Name	Age	Position(s)	Employment Background
James Piccolo	51	Chairman

Mr. Piccolo has served as Chairman of Nouveau since 2005.  He has also served as President and Chief Executive Officer of Nouveau Riche Corporation, a for-profit post secondary education firm focused on real estate education, since he founded it in 2000.   Mr. Piccolo graduated in 1984 with a Bachelors Degree in business from University of Nebraska.

Laura Palmer Noone	49	Chief Executive Officer, President and Director

Ms. Noone has over 22 years of experience in for-profit higher education.  She was employed by the University of Phoenix from 1994 until 2007 when she joined Nouveau.  During her tenure she served as both the Chief Academic Officer and President of the University, retiring from the presidency in 2006.  During her time with the University of Phoenix, she helped launch the online campus of the university, and guided the university through the licensure process in dozens of states.  Dr. Noone holds a Ph.D. in Higher Education Administration from the Union Institute, as well as a Juris Doctor and MBA from the University of Iowa. She joined the Piccolo University team in October 2008.

Gloria Zemla	57	Chief Financial Officer

Ms. Zemla joined Nouveau in December 2008.  From 2000 to 2008 she was the Chief Financial Officer of Adtron Corporation.  She holds a B.S. degree from Wayne State University and is a certified public accountant licensed in Michigan.

Dennis Shields	53	Director

Mr. Shields has been Dean and a professor of law at Phoenix School of Law since 2005.  From 2002 until 2005 he was Associate Dean for Admissions and Financial Aid for Duke University School of Law and from 1998 until 2002 he was Assistant Dean for Admissions and Financial Aid at the law school.  Mr. Shields received his Bachelor of Arts Degree in Business Administration in 1977 from Graceland College and received his Juris Doctorate Degree in 1982 from the University of Iowa College of Law.

Margie Traylor	45	Director

Ms. Traylor has served as the Founder and CEO of Sitewire Marketspace Solutions, LLC since 1999 and is a CPA with over 20 years experience in marketing, finance, accounting, business process architecture and human resource management.  Ms. Traylor received her Bachelor of Science Degree in Accounting Cum Laude from Arizona State University.

Hugh McBride	72	Director

Prior to his retirement in 2002, Mr. McBride was the President of the College of Financial Planning for the Apollo Group, Inc. from 2000 to 2002.  He also served as the Dean of the College of Information Systems & Technology from 1995 to 2000, and as the Dean of the College of Graduate Business from 1995 to 1996.  He has served on the faculty of Apollo Group, Inc. since 1997.  Mr. McBride received a Bachelor of Science Degree in History and Political Science in 1960 from the University of Houston and a Bachelor of Science Degree in Military Arts and Science in 1975 from the Command and General Staff College.  He received his MBA in Finance/Controller from Syracuse University in 1973.

Sharon Lechter	55	Director

From 1997 until 2007, Ms. Lechter was the founder and Chief Executive Officer of CashFlow Technologies, Inc. and from 220 to the present has been the President of S and B Systems, Inc.  She earned a B.S. degree from Florida State University.

There are no family relationships between any of our current officer and director and the individuals who will become directors and executive officers of our Company upon the closing of the Change of Control Agreement, nor is there any family relationship between any of the nominees to become officers or directors of the Company.

Term of Office

Directors are elected to hold office until the next annual meeting of shareholders and until their successors are elected and qualified.  Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors.  Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders.  Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  As a result, we have adopted the independence standards of the American Stock Exchange to determine the independence of our directors and those directors serving on our committees.  These standards provide that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of the Company’s Board of Directors, free of any relationship that would interfere with the exercise of independent judgment.  Our Board of Directors has determined that our sole director is not independent.  We have no audit committee.

Committees of the Board of Directors

We do not have a separately designated compensation committee, nominating committee or audit committee of the Board of Directors.  Consequently, we do not have charters for any of those committees.  Since we have not and do not intend to compensate our executive officers or directors until we acquire or are acquired by an operating entity, we do not believe it necessary to create such a committee.  Our directors and officers will serve without compensation from our Company and we have not adopted any processes or procedures for the consideration and determination of executive and director compensation.  We anticipate that the Board of Directors will appoint committees after the change of control and the closing of the Exchange Agreement.

Our Board of Directors performs the duties that would normally be performed by an audit committee.  Given our lack of operations prior to any reverse merger, our Board of Directors believes that its current member has sufficient knowledge and experience necessary to fulfill the duties and obligations of the audit committee for our Company. The Board of Directors has determined that the Company does not have an audit committee financial expert, due to lack of funds.

The Board of Directors, acting in the capacity of the audit committee, received communication from the Company’s independent registered public accounting firm of the matters required by Statement on Auditing Standards No. 61 in connection with the audit of the Company’s financial statements for the year ended December 31, 2008.  Also, in connection with the audit of the Company’s financial statements for the year ended December 31, 2008, the Board of Directors, acting in the capacity of the audit committee, received communication from the Company’s independent registered public accounting firm of the independence matters required by Public Company Accounting Oversight Board Rule 3526.  The Board of Directors was allowed the opportunity to discuss both of these communications with the Company’s independent registered public accounting firm, but the Board of Directors determined that there were no matters that warranted additional discussion.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.  Director nominees are considered solely by our current sole director.

After any reverse acquisition, we expect the new Board of Directors would review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our President at 706 Rildah Circle, Kaysville, UT 84037.  The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.”  The President, who also serves as our sole director, will review the communication.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended December 31, 2007 and 2008.  All proceedings of the Board of Directors were conducted by unanimous written consent.  We have not adopted any policy with regard to board members’ attendance at annual meetings of security holders.  No annual meeting of stockholders was held in 2007 or 2008.

Compensation of Directors and Executive Officers

Executive Compensation

Ken Edwards has served as our chief executive officer since February 2007.  During January 2007 Chad Warren served as our chief executive officer.  Neither Mr. Edwards or Mr. Warren, nor any other person received compensation from us during the years ended December 31, 2008 or 2007, which would be reportable pursuant to this item.

Equity Awards

Neither Mr. Edwards nor Mr. Warren held any unexercised options, stock that had not vested, or equity incentive plan awards at December 31, 2008.

As of December 31, 2008, the Company had not adopted any compensation plans (including individual compensation arrangements) under which equity securities of the Company were authorized for issuance.

Director Compensation

No compensation was paid to or earned by any director during the year ended December 31, 2008.

Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director is entitled to receive any compensation for his or her services as a director.  The Board of Directors may provide that the directors shall be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director.  In addition, the Board of Directors may provide that directors shall be paid their actual expenses, if any, of attendance at each meeting of the Board of Directors.  Our bylaws do not prohibit any director from serving our Company in any other capacity and receiving compensation therefor, but the Board of Directors may by resolution provide that any director receiving compensation for his or her services to our Company in any other capacity shall not receive additional compensation for his or her services as a director.  The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Certain Relationships and Related Transactions

On October 1, 2008, the Company issued a promissory note to Ken Edwards, the sole officer and director of the Company, for advances in the aggregate amount of $5,000 to the Company.  The note provides for additional advances up to an aggregate of $25,000.  The note is payable on demand with 30-day written notice or on January 30, 2010, whichever shall first occur.  The note bears interest at 10% per annum.  No principal or interest payments have been made on the advances or the note.  At February 3, 2009, the Company owed $5,000 in principal and approximately $171 in interest on the note.

In February 2007 the Company sold 16,666,668 shares of its Common Stock for $20,000 to Mr. Edwards.  As a result, management of the Company changed, and Mr. Edwards became the Company’s sole officer and director.

At December 31, 2007, the Company owed Booder Corp., an entity controlled by Mr. Edwards, $500 for services performed for the Company.  This obligation was paid in January 2008.

The Company uses the home of Mr. Edwards as its principal executive office at no charge to the Company.

In February 2007 the Company loaned $5,000 to Chad Warren, the President and a director of the Company at the time.  The loan was repaid in September 2007, without interest.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than 10% stockholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file.  Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended December 31, 2008, all such filing requirements applicable to our officers and directors were met.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Maple Mountain Pumpkins and Agriculture, Inc.

By: /s/ Ken Edwards

Ken Edwards, President

Dated: March 10, 2009